POULTON & YORDAN

ATTORNEYS AT LAW

324 SOUTH 400 WEST, SUITE 250

SALT LAKE CITY, UTAH 84101

Richard T. Ludlow	Telephone: (801) 355-1341
Fax: (801) 355-2990
Email: post@poulton-yordan.com

October 21, 2008

Jeffrey Gordon

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: The Flooring Zone, Inc.

Form 8-K Item 4.01 Filed October 14, 2008

File No.: 0-52376

Dear Mr. Gordon:

At the request of the management of The Flooring Zone, Inc., (the “Company” or “Flooring Zone”) we are responding to the comments raised by the staff at the Securities and Exchange Commission in your letter dated October 15, 2008. Following are the Company’s responses to your comments.

1.

Please amend your Form 8-K to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that the company “terminated” the accountant.

The Company will amend its Current Report on Form 8-K to clarify and state that on October 10, 2008, the Company’s board of directors dismissed Mantyla McReynolds LLC.

Ms. Jeffrey Gordon

October 21, 2008

2.

To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

The Company will file an updated Exhibit 16 letter from Mantyla McReynolds LLC stating whether they agree with the statements made in the Company’s amended Current Report.

Attached to this letter, please find a statement from the Company acknowledging that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filling;

▪	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. If you have any questions or require additional information, please contact me directly.

Very truly yours,

POULTON & YORDAN

/s/ Richard T. Ludlow
Richard T. Ludlow
Attorney at Law

October 21, 2008

Jeffrey Gordon

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: The Flooring Zone, Inc.

Form 8-K Item 4.01 Filed October 14, 2008

File No.: 0-52376

Dear Mr. Gordon:

In connection with the Company’s response to the comments raised by the staff at the Securities and Exchange Commission in your letter dated October 15, 2008, the Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filling;

▪	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please contact me directly.

Sincerely,

/s/ Andrew Limpert
Andrew Limpert
Corporate Secretary